UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

GITLAB INC.
(Name of Issuer)

Class A Common Stock, par value $0.0000025
(Title of Class of Securities)

37637K108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

◻ Rule 13d-1(b)

◻ Rule 13d-1(c)

⌧ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37637K 108

1.	Name of Reporting Person Sytse Sijbrandij
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a)□ (b)□
3.	SEC USE ONLY
4.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 21,690,901
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 21,690,901
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,690,901
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) □

11.	Percent of Class Represented by Amount in Row 9 63.3%(1)
12.	Type of Reporting Person (see instructions) IN

(1)Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 12,600,000 shares of the Issuer’s Class A Common Stock outstanding as of November 29, 2021, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2021, filed on Form 10-Q with the Securities and Exchange Commission on December 7, 2021.

Item 1(a)		Name of Issuer. GitLab Inc. (the “Issuer”)
Item 1(b)		Address of Issuer’s Principal Executive Offices. 268 Bush Street, #350, San Francisco, CA 94104
Item 2(a)		Name of Person Filing.
Sytse Sijbrandij (the “Reporting Person”)
Item 2(b)		Address of Principal Business Office or, if none, Residence. The address of the principal business office of the Reporting Person is:
268 Bush Street, #350 San Francisco, CA 94104
Item 2(c)		Citizenship.
The Netherlands
Item 2(d)		Title of Class of Securities. Class B Common Stock, par value $0.0000025
Item 2(e)		CUSIP Number. 37637K108
Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	□ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	□ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
	(d)	□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	□ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	□ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	□ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	□ Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.
Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)Amount Beneficially Owned:

As of December 31, 2021, the Reporting Person directly held 21,690,901 shares of the Issuer’s Class B Common Stock. Each share of the Issuer’s Class B Common Stock is convertible into one share of the Issuer’s Class A Common Stock at the election of the holder, or automatically upon certain transfers or upon the occurrence of certain events specified in the Issuer’s Amended and Restated Certificate of Incorporation.

(b)Percent of Class:

As of December 31, 2021, the Reporting Person was deemed to be the beneficial owner of 63.3% of the Issuer’s outstanding Class A Common Stock. This percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Securities Exchange Act of 1934, and based on an aggregate total of 12,600,000 shares of the Issuer’s Class A Common Stock outstanding as of November 29, 2021, as reported by the Issuer in its Quarterly Report for the period ended October 31, 2021, filed on Form 10-Q with the Securities and Exchange Commission on December 7, 2021.

(c)Number of shares as to which the person has:

(i)Sole power to vote or to direct the vote:    21,690,901

(ii)Shared power to vote or to direct the vote:    0

(iii)Sole power to dispose or to direct the disposition of:    21,690,901

(iv)Shared power to dispose or to direct the disposition of:    0

Item 5.    Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following □.

Item 6.    Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.    Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.    Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.    Certification

Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022	/s/ Sytse Sijbrandij
Sytse Sijbrandij